SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Access Worldwide Communications, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

004319 10 9

(CUSIP Number)

Access Worldwide Communications, Inc.

4950 Communication Avenue

Suite 300

Boca Raton, FL 33431

Attn: Shawkat N. Raslan

(561) 226-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 004319 10 9

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SHAWKAT N. RASLAN
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Mr. Raslan is a citizen of the United States.

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 1,268,932 8. Shared Voting Power -0- 9. Sole Dispositive Power 1,268,932 10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,268,932
12.	Check if the Aggregate Amount in Row (11) Excluded Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 11.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP 004319 10 9

ITEM 1: SECURITY & ISSUER

The class of equity securities to which this Schedule 13D relates is the Common Stock, $0.01 par value of Access Worldwide Communications, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 4950 Communication Avenue, Suite 300, Boca Raton, FL 33431.

ITEM 2: IDENTITY & BACKGROUND

This statement is filed by Shawkat N. Raslan, a private individual. Mr. Raslan is the Chairman, President and Chief Executive Officer of the Issuer. His principal business address is 4950 Communication Avenue, Suite 300, Boca Raton, FL 33431.

During the past five years, Mr. Raslan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Raslan was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3: SOURCE & AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Raslan utilized his own funds for the purchase of shares of the Issuer’s Common Stock. He filed a Schedule 13D on May 19, 2004 reporting the ownership of 810,349 shares, or 7.6% of the Company’s outstanding shares at the time.

Since that filing, he has engaged in open market transactions that included the purchase of 51,500 shares of Common Stock with an aggregate purchase price of $51,180.00.

In addition, Mr. Raslan was issued 200,000 shares of restricted stock on November 18, 2004 due to the exercise of a warrant. He will also receive an additional 400,000 conversion shares associated with a financing that the Board of Directors approved in June 2003 involving the private placement of convertible promissory notes and warrants. Mr. Raslan participated in the financing.

ITEM 4: PURPOSE OF TRANSACTION

Mr. Raslan acquired the shares for investment purposes only. Mr. Raslan does not have any plans or proposals that relate to Items 4(a)-Item 4(j) of Schedule 13D.

ITEM 5: INTEREST IN SECURITIES OF THE ISSUER

(a)	As of November 22, 2004, Mr. Raslan beneficially owned 1,268,932 shares of the Issuer’s Common Stock. This figure includes 116,250 shares of Common Stock issuable upon options presently exercisable.

(b)	As of November 22, 2004, Mr. Raslan has sole power to vote and dispose of the 1,268,932 shares of the Issuer’s Common Stock.

(c)	During the last 60 days, Mr. Raslan engaged in the following open market transaction(s):

Transaction	Quantity	Trade Date	Price
Purchase	2,500	11-18-04	$0.74
Purchase	2,500	11-18-04	$0.74
Purchase	2,500	11-18-04	$0.85
Purchase	2,500	11-18-04	$0.90
Purchase	2,500	11-18-04	$0.92
Purchase	2,500	11-18-04	$0.92
Purchase	2,500	11-18-04	$0.92

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONS WITH RESPECT TO THE SECURITIES OF THE ISSUER

None

ITEM 7: MATERIAL TO BE FILED AS EXHIBITS

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	November 23, 2004

Signature:	s// Shawkat Raslan

Name:	Shawkat Raslan

Title:	Chairman, President & CEO, Access Worldwide Communications, Inc.